Exhibit 99.1

21Vianet Group, Inc. Awarded Well-Known Trademark Honor

BEIJING, July 14, 2014 (GLOBE NEWSWIRE) – 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that the Company’s “世纪互联” trademark was awarded the Well-Known Trademark by the Trademark Office of the State Administration for Industry and Commerce of the People’s Republic of China recently.

Mr. Frank Meng, President of the company, stated, “We are extremely honored to receive this acknowledgement from the State Administration for Industry and Commerce, as it represents the Company’s reputation has received nation-wide recognition. This award will certainly boost 21Vianet’s brand and intangible values. Furthermore, the award protects the Company from trademark and copyright infringement.”

21Vianet was the first internet data center services provider in China that received ISO9002 from the United States’ RAB and UKAS from the United Kingdom. In addition, 21Vianet was the first company in China to offer international standards of Service Level Agreements (SLAs) to ensure the highest quality of services. The award will be a great addition to the Company’s collection of accolades.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com